SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008 (report no. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 Press Release: NICE Receives 7-digit Order for NICE Inform from Major US City`s Transit Authority , dated May 5, 2008.

99.2 Press Release: Actimize, a NICE Company, Unveils Surveillance Solution for Rogue Trading Detection, Providing Enhanced Risk Management Capabilities , dated May 7, 2008.

99.3 Press Release: NICE Updates on Patent Infringement Litigation. Dated May 18, 2008.

99.4 Press Release: China`s Ministry of Railway Selects NICE for Third Project; IP Video Content Analytics Solution to be implemented at High-Speed Rail-Line Hefei-Wuhan, dated May 19, 2008.

99.5 Press Release: NICE Updates on Patent Infringement Litigation Brought Against Verint; Court Reaffirms Validity of NICE`s Patent, dated May 26, 2008

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

Name: Yechiam Cohen

Title: General Counsel

Dated June 2, 2008

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EXHIBIT INDEX

99.1 Press Release: NICE Receives 7-digit Order for NICE Inform from Major US City`s Transit Authority , dated May 5, 2008.

99.2 Press Release: Actimize, a NICE Company, Unveils Surveillance Solution for Rogue Trading Detection, Providing Enhanced Risk Management Capabilities , dated May 7, 2008.

99.3 Press Release: NICE Updates on Patent Infringement Litigation. Dated May 18, 2008.

99.4 Press Release: China`s Ministry of Railway Selects NICE for Third Project; IP Video Content Analytics Solution to be implemented at High-Speed Rail-Line Hefei-Wuhan, dated May 19, 2008.

99.5 Press Release: NICE Updates on Patent Infringement Litigation Brought Against Verint; Court Reaffirms Validity of NICE`s Patent, dated May 26, 2008

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NICE Receives 7-digit Order for NICE Inform from Major US City`s Transit Authority

To be deployed at 6 new control centers as part of massive security upgrade to enhance safety and security

Ra`anana, Israel, May 05, 2008, NICE Systems Ltd. (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced that it has received a 7-digit order from a major US city`s transit authority to provide NICE Inform and other NICE solutions. The win is part of a comprehensive upgrade of the city`s transit system`s security infrastructure.

The extensive security project is a massive initiative to outfit the transit authority`s operations with the latest technology to enhance safety and security, including combating terror related threats. Under the initiative, NICE Inform will be deployed at six new command and control centers manned by operators and dispatch personnel armed with the latest decision support and real-time analytical tools for integrated incident response.

The transit authority will benefit from NICE Inform`s ability to capture, analyze and share multimedia incident information. The transit authority`s control center personnel will be able to use NICE Inform to assemble multimedia incident information from different sources including control center and transit police communications synchronized with captured control center operator screens. NICE Inform`s comprehensive incident reconstruction capabilities will give personnel a clearer view of incidents from all angles, leading to more thorough analysis of events for improved safety and security.

The world`s first full-spectrum multimedia incident information management solution for the security market, NICE Inform provides ground-breaking capabilities for effectively managing incident information from various sources, including audio, video, text and data, streamlining information-sharing, investigations and evidence delivery. The unique comprehensive capabilities of NICE Inform can be tailored to the specific needs of command and control centers for first responders and homeland security, transportation, government, and private sector organizations, and deliver improved collaboration and operational efficiency to enhance safety and security.

"It`s a tremendous honor to have been selected by the transit authority of one of the US`s biggest cities for this vital security undertaking," said Chris Wooten, President, Security Americas, NICE Systems. "It`s another vote of confidence that NICE is the clear solution of choice for today`s multimedia command and control centers. We look forward to doing our part to help provide the highest levels of efficient, dependable, and safe transit service."

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources.   NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 135 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media Contact NICE Systems +1 877 245 7448

Galit Belkind Galit.belkind@nice.com

Investors NICE Systems +1 877 245 7449

Daphna Golden ir@nice.com

NICE Trademarks:

3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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Press Contact:

Jonathan Stotts

Actimize

+1-212-994-3865

jonathan.stotts@actimize.com

Investors:

Daphna Golden

NICE Systems Ltd.

+1 877 245 7449

daphna.golden@nice.com

Actimize, a NICE Company, Unveils Surveillance Solution for Rogue Trading Detection, Providing Enhanced Risk Management Capabilities

Combined Technology and Expertise in Trading Surveillance and Employee Fraud Detection to Address Unauthorized Trading Risks for Financial Institutions

NEW YORK - May 7, 2008 - Actimize, a leading provider of transactional risk management software for the financial services industry and a NICE Systems (NASDAQ:NICE) company, today announced its Employee Trading Fraud solution for uncovering rogue trading in securities firms. The new solution combines trading surveillance and employee fraud detection and is built on Actimize`s proven technology and domain expertise in the institutional and proprietary trading market.

Based on a core analytics and profiling engine and a set of flexible enterprise case management and investigation applications, the Actimize Employee Trading Fraud solution is designed to identify trader behavior and activities that could be related to fraud or unauthorized activities.

"In response to regulatory pressure and rogue trading events in early 2008, large firms around the world are reviewing their systems and risk management processes," said Axel Pierron, senior vice president at Celent.  "Solutions, such as Actimize`s, that provide a centralized view of trading activities supervision as well as employee surveillance are clearly matching the current needs for `rogue trading` prevention solutions in the financial industry."

The new solution, which was designed for implementation in two phases-the first providing immediate surveillance within two-to-three months and the second providing additional data sources and integration points-analyzes data from various risk management, operations, human resources, compliance, trading, audit and control, IT security and other systems, detecting suspicious patterns and other key indicators.  The solution integrates information from across the enterprise within an intuitive investigation and case management environment that `connects the dots` and calculates the risk that a particular trader or set of trades exposes to the firm.

"Over the last five years, Actimize has deployed employee fraud detection and trading surveillance systems at large global firms," says David Sosna, CEO of Actimize.  "Because of our extensive experience in these two areas, and following recent rogue trading market events, we are being approached by industry leading firms for guidance. The Actimize Employee Trading Fraud solution is the culmination of our experience in this space and the collaborative process with leading compliance and operational risk managers worldwide."

About Actimize

Mitigating transactional risk across enterprise silos, Actimize is a leading provider of software solutions for anti-money laundering, brokerage compliance and fraud prevention. Built on a patented, scalable and extensible analytics platform, Actimize solutions enable financial institutions to increase their insight into real-time customer behavior and improve risk and compliance performance. Six of the top 10 global banks and eight of the top 10 U.S. brokerages use Actimize solutions to process hundreds of millions of transactions a day. Actimize, a NICE Systems (NASDAQ: NICE) company, has offices in New York, Israel, London and Tokyo.  For more information, go to www.actimize.com.

About NICE Systems

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources.   NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 135 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

NICE Trademarks:

360o View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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NICE Updates on Patent Infringement Litigation

Ra`anana, Israel, May 18, 2008 - NICE Systems (NASDAQ: NICE) announced today that in a patent infringement case brought in January 2006 against NICE Systems Inc. and NICE Systems Ltd. by Verint Americas, Inc. (formerly Witness Systems, Inc.) in the Federal District Court for Northern Georgia in Atlanta, the jury determined that certain features of NICE`s analytics products infringe two claims of Witness` US patent 6404857. The jury also determined that NICE should pay $3.3 million in damages.

NICE intends to ask the trial court to overturn the verdict based on legal arguments, and, if necessary, to appeal the decision.

NICE believes the jury`s decision does not have a material adverse impact on its business.

About NICE Systems

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources.  NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 135 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media Contact NICE Systems +1 877 245 7448

Galit Belkind Galit.belkind@nice.com

Investors NICE Systems +1 877 245 7449

Daphna Golden ir@nice.com

Trademark Note: 3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to the ultimate outcome in the litigation referred to in this press release, changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the U.S. Securities and Exchange Commission.

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China`s Ministry of Railway Selects NICE for Third Project; IP Video Content Analytics Solution to be implemented at High-Speed Rail-Line Hefei-Wuhan

Follow-on order placed following successful implementations of NICE solutions in two projects; part of upgrade and expansion of China`s railway system.

Ra`anana, Israel, May 19, 2008 - NICE Systems Ltd. (NASDAQ: NICE), a leading global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced that it has received another follow-on order from the Ministry of Railway (MOR) in China, for NiceVision Net, the Company`s end-to-end solution for video security with content analytics.  The IP-based NICE solution was selected following successful implementation on the Qing Zang rail - the railroad connecting Lhasa in Tibet to Germu in Qinghai, and the Beijing-Tianjin inter-city passenger line- the country's first high-speed passenger rail service.  NICE` business partner for the project is Smartron Technology (China) Inc.

The Hefei-Wuhan high-speed rail line, which is expected to launch in 2009, is part of a massive upgrade and expansion of China`s railway system and is part of China`s first high-speed train service.  The Hefei-Wuhan rail line, which is part of the line which runs from the east coast of China to the heart of China`s mid-west, will serve as a great contributor to the economic development of the Anhui Province of which Hefei is the capital.

The scalable IP-based video content analytics solution will be deployed to help protect the railway including its tracks and stations, to verify that there is no destruction and to prevent accidents.  By providing real-time alerts to security personnel, the result will be enhanced passenger safety and better asset protection. NiceVision Net will provide MOR unprecedented reliability, with a high availability architecture that is supported by unique features, such as patent pending Zero Points of Failure encoder redundancy, ensuring non-stop surveillance under any condition for mission critical applications.

"Following the success and proven reliability in the two very important and complex projects that are already running, we are very happy to have been selected once again by China`s Ministry of Rail for yet another important project," said Israel Livnat, President of the NICE Security Group.  "Having been selected for this project reflects NICE`s expertise in providing advanced solutions for enhancing the safety and security of mass transit systems all over the world."

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 135 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media Contact NICE Systems +1 877 245 7448

Galit Belkind Galit.belkind@nice.com

Investors NICE Systems +1 877 245 7449

Daphna Golden ir@nice.com

Trademark Note: 3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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NICE Updates on Patent Infringement Litigation Brought Against Verint; Court Reaffirms Validity of NICE`s Patent

Ra`anana, Israel, May 26, 2008 - NICE Systems (NASDAQ: NICE) announced today that in a patent infringement case brought against Verint Americas, Inc. (formerly Witness Systems, Inc.) in the Federal District Court for Northern Georgia in Atlanta, the court found that certain Witness products, which were named in this case, do not infringe NICE`s VoIP patent 6871229. NICE intends to appeal this decision.

The court rejected Verint`s claims challenging the validity of NICE`s patent and reaffirmed its validity. The US Patent Office has also, prior to the trial, denied Verint`s request for reexamination of the same patent.

"NICE has the broadest portfolio of granted patents in its industry. Our innovative and market leading products are protected by the most extensive portfolio of intellectual property," says Dr. Shlomo Shamir, President of NICE Systems Ltd. "We intend to continue to seek enforcement of these patents."

"In addition, we believe that Verint`s patents asserted against NICE are invalid and we intend to continue seeking invalidation of these patents," concludes Dr. Shamir.

NICE is now expecting a trial date for its pending claim of infringement by Verint`s recording products of 5 of NICE`s recording patents. NICE intends to continue and pursue seeking permanent injunction against Verint`s recording products as well as damages that can reach up to 100 million US dollars.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources.  NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 135 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media Contact NICE Systems +1 877 245 7448

Galit Belkind Galit.belkind@nice.com

Investors NICE Systems +1 877 245 7449

Daphna Golden ir@nice.com

Trademark Note: 3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to the ultimate outcome in the litigation referred to in this press release, changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the U.S. Securities and Exchange Commission.

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